SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature)
Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: March 8, 2004

List of materials

Documents attached hereto:

i)	A press release announcing Sony’s establishment of a joint company for amorphous TFT LCD product production starting up collaborative business, targeting mass production in 2nd Quarter, 2005

Press Release	March 08, 2004

Samsung Electronics Co., Ltd

Sony Corporation

Establishment of A Joint Company for Amorphous TFT LCD Product Production

Starting up collaborative business, targeting mass production in 2nd Quarter, 2005

Seoul, Korea / Tokyo, Japan, March 08, 2004 - Samsung Electronics Co., LTD (hereafter “Samsung”) and Sony Corporation (hereafter “Sony”) have signed a contract to establish a joint company, named S-LCD Corporation, for the production of amorphous TFT LCD products, the new company to be established by end of April, 2004.

    After the signing of a MOU (Memorandum Of Understanding) last year in October, Samsung and Sony have thoroughly discussed the joint venture establishment, leading to the present signing of the contract for its establishment.

    The new company will be established from an equal joint investment by the 2 companies and the 7th generation amorphous TFT LCD panel production line will be established in Samsung’s facility in ChungCheongNam-Do (Tangjeong), which is now under construction. Large screen size LCD-TV will mainly be produced.

    President and CEO for the newly established Company will be assigned from Samsung and Representative Executive and CFO assigned from Sony. Equal and collaborative operation will executed, targeting efficient LCD display panel production necessary for each of the Companies. For the introduction of this 7th generation production, approximately $2 Billion is necessary for the equipment investment, and this investment will start from Summer/2004 in the facility of ChungCheongNam-Do. The actual mass production of the amorphous TFT LCD product is targeted to start in the 2nd quarter of 2005.

    Also, both parties will cooperate to evaluate the quality of the amorphous TFT LCD products, by holding a so called ‘Engineering Meeting’, between Samsung and Sony.

    By establishing a stabilized production facility for amorphous TFT LCD display products, both Samsung and Sony will continue to proactively focus on such product development, targeting the LCD TV market which is expected to grow dramatically from now onwards.

<<Outline of Join Venture>> (planned to be established by the end of April, 2004)

Company Name	: S-LCD Corporation
Capital	: Krw 2.1 Trillion
(*Samsung Electronics : 50% plus 1 share, Sony : 50% minus 1 share)
Representatives	: High level executive, President and CEO (from Samsung)
Keiji Nakazawa, Representative Executive and CFO (from Sony)
In addition 3 members from each company, will be named
Representative Board Members.
Location	: Tangjeong, ChungCheongNam-Do, Korea
Production Item	: Amorphous TFT LCD Product (mainly for large size CTV)
Production Capabilities	: 60,000 panels/month, the 7th generation (1,870mm×2,200mm)

            For Press Inquiries :

Samsung Japan	Corporate Communications Tel : 03-6234-2047
Sony Corporation	Corporate Communications Tel : 03-5448-2200

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